Exhibit 99.5

Suite 4, 20 Clifford Street	Telephone 612 9902 6002
Mosman NSW 2088	Facsimile: 612 9902 6006
Australia P.O. Box 947	info@simsmm.com
Spit Junction NSW 2088	www.simsmm.com
20 November 2009
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Re: Listing Rule 3.16.1
In accordance with Listing Rule 3.16.1, we wish to advise that Mr James Theodore Thompson and Mr Geoffrey Norman Brunsdon and Mr Makoto Paul Sukagawa have been appointed directors of Sims Metal Management Limited effective today.
Yours faithfully,

Frank Moratti
Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630